Exhibit 99.2

CONSENT OF DIRECTOR NOMINEE

Tailwind Two Acquisition Corp. has filed a Registration Statement on Form S-1 (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

February 17, 2021

By:	/s/ Chris Hollod
Chris Hollod